MH Elite Portfolio of Funds Trust

February 10, 2026

Changes in Registrant’s Certifying Accountant - Sub-Item 77K of Form N-CSR

(i) The Board and the Independent Trustees, with the approval and recommendation of the Audit Committee, approved Keiter on December 22, 2025 as MH Elite Portfolio of Funds Trust (the "Funds") independent registered public accounting firm for the Funds’ fiscal year ending December 31, 2024. John Michaels, CPA, was notified on November 21, 2025 of the termination of his client-auditor relationship with the Funds.

(ii) The report of John Michaels, CPA on the financial statements for the fiscal year ended December 31, 2023 dated February 28, 2024 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principle.

(iii) There have been no disagreements between the Funds and John Michaels, CPA on any matter of accounting principles, financial statement disclosure, or audit scope, which if not resolved to the satisfaction of John Michaels, CPA would have caused it to make reference to the disagreement in its report on the financial statements for the  2023 year.

(iv) During the fiscal year ended December 31, 2023 and for the period January 1, 2024 through December 13, 2024, there have been no reportable events (as defined in Regulation S-K Item 304(a)(1)(v)).

(v) The Registrant has requested that John Michaels, CPA furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements.  A copy of the letter is or will be filed, when and if received, as Exhibit Q1 to Sub-Item 77K.

/s/ Harvey Merson, President